FOIA CONFIDENTIAL TREATMENT REQUESTED1

March 29, 2013
VIA EDGAR AND OVERNIGHT MAIL
Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cerner Corporation
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed on February 8, 2013
File No. 000-15386
Dear Ms. Collins:
We are in receipt of your letter dated March 20, 2013 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 29, 2012 filed on February 8, 2013, of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company's responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response.
Form 10-K for the Fiscal Year Ended December 29, 2012
Notes to Consolidated Financial Statements
Note 1. Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

(a)	Revenue Recognition, page 50

1.
Please clarify whether you consider your technology resale arrangements and your software-as-a-service arrangements to contain software related elements, which are accounted for under ASC 985, or whether you consider

_______________________
1 Certain confidential portions of this letter were omitted by means of redacting a portion of the text or certain numbers deemed confidential. The symbols “[***]” have been inserted in place of the text portions and numbers so omitted. A copy of the letter containing the redacted portions in this response has been filed separately with the Commission subject to a request for confidential treatment pursuant to 17 C.F.R. § 200.83 of the Commission's Rules on Information Requests.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
March 29, 2013
CERN Page 2

these arrangements to contain non-software related elements, which are accounted for under ASC 605. Please tell us the factors you considered in making this determination and what consideration you gave to disclosing these factors.

Company's Response:
To provide clarification to the Staff, computer hardware sales are not generally part of a software-as-a-service arrangement. However, computer hardware may be sold in multiple element arrangements with software products.
With that context, computer hardware sold in a multiple element arrangement is generally accounted for under ASC 605 and recognized upon delivery of the product. Factors we considered in making that determination are as follows. By reference to ASC 985-605-15, we have determined that the computer hardware that contains our software does not function together to deliver the computer hardware's essential functionality. As such, our software and the software related elements are accounted for under ASC 985-605 and the computer hardware is accounted for under ASC 605. As discussed in Note 1 to our annual report on Form 10-K and in accordance with ASC 985-605-25-10(f), for multiple element arrangements that contain software and non-software related elements (including computer hardware), we allocate revenue to software and software related elements as a group and any non-software element separately.
Software-as-a-service arrangements are generally accounted for under ASC 605 and recognized ratably. The factors we considered in concluding that software-as-a-service arrangement is accounted for pursuant to ASC 605 is that the arrangements typically include software and hosting and the customer does not have the contractual right to take possession of the software at any time during the hosting period. Because our customers do not have the contractual right to take possession of the software at any time during the hosting period, the guidance in ASC 985 specifies that a software element covered by ASC 985 is not present. Accordingly, we account for the arrangement as a service arrangement under ASC 605.
Note 5. Receivables, page 59

2.
We note your disclosure on page 60 regarding the disputed accounts and contracts receivable with Fujitsu and your conclusion that collection of these amounts is probable. Tell us what factors you considered in determining that collection continues to be probable, including what consideration you gave to the length of time these receivables have been outstanding. Please also tell us what consideration you gave to disclosing these factors and the dollar amount of the outstanding receivables.

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
March 29, 2013
CERN Page 3

Company's Response:
A wholly owned subsidiary of the Company, Cerner Limited, agreed to provide an Integrated Care Record System and associated services to The Secretary of State for Health (the “Authority”) in England and Wales under a Subcontract with Fujitsu Services Limited (“Fujitsu”) dated September 2, 2005 (the “Subcontract”) for the geographical region (the “Southern Cluster”) covered by the Southern Strategic Health Authorities. The Project Agreement, pursuant to which the Subcontract related, between the Authority and Fujitsu was terminated by notice from the Authority to Fujitsu on May 28, 2008, which automatically terminated the Subcontract. Based on the terms of the Subcontract, we believe that Cerner Limited is entitled to payment by Fujitsu of sums due under the Subcontract, which includes unrecovered costs, accrued charges and the net present value of 24 months' profit under the Subcontract.
On July 14, 2008, Fujitsu and Cerner Limited entered into a Transition Services Agreement whereby Cerner Limited agreed to continue to provide certain services, generally pursuant to the terms of the Subcontract, as requested by the Authority. The Authority subsequently entered into an agreement with British Telecommunications plc (“BT”) for BT to 1) become the replacement prime contractor for Trusts in the Southern Cluster that were already live on the Company's systems; 2) upgrade such Trusts to newer version of the Company's systems; and 3) become the replacement prime contractor for a number of potential other Trusts in the Southern Cluster. As a result, on March 26, 2009, Cerner Limited and BT entered into a Change Control Note to the subcontract between Cerner Limited and BT dated October 31, 2006 (the “London Subcontract”) in respect of the Trusts in the geographical area covered by the London Strategic Health Authorities (the “London Cluster”) to continue to provide support and upgrade technology and services to seven Trusts in the Southern Cluster that were already live on the Company's systems. Cerner Limited also agreed with BT for Cerner Limited to provide Cerner Millennium software and related technology and services to three other potential Trusts in the Southern Cluster. The Company also continues to provide Cerner Millennium software and related technology and services to the Authority in the London Cluster under the London Subcontract. All of the above indicates to the Company that the Authority (at least and through this date) intends to have Cerner Limited play a continuing role to provide its software and services in the Southern Cluster. [***]
[***]
Fujitsu has indicated that pursuant to the terms of the Subcontract, it will not address the outstanding accounts and contracts receivable until it has resolved the claims between Fujitsu and the Authority arising out of termination of the Project Agreement. Consequently, the age of the receivables is a function of the Subcontract dispute resolutions procedures and the Project Agreement arbitration process rather than reflecting on the

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
March 29, 2013
CERN Page 4

quality or collectability of our claims.
Based on the information available at this time, we believe that Cerner Limited is entitled to fully collect on the outstanding accounts and contracts receivable due from Fujitsu based on the terms of the Subcontract. Similarly, based on the facts and circumstances known at this time, including without limitation that Fujitsu has the financial means to pay the outstanding accounts and contracts receivable, management has deemed that collection of such accounts receivables and contracts receivable is probable.
[***] For these reasons, we are only able to disclose that resolution of our outstanding accounts and contracts receivable with Fujitsu first requires resolution of the dispute between Fujitsu and the Authority with respect to the Project Agreement.
At the end of the Company's 2012 fiscal year, the Company had long term receivables (classified under Other Long Term Assets) attributable to Fujitsu of £[***]. We have disclosed that the long term receivable attributable to Fujitsu represents less than the majority of our other long term assets as of December 29, 2012 and believe that such disclosure provides the reader with an appropriate sense of the materiality of the circumstances. We estimate Cerner Limited's Subcontract claims against Fujitsu to equal approximately £[***]. Furthermore, the Company has not disclosed the potential for a gain contingency given the uncertainties regarding the outcome of any claims Cerner Limited may bring.
Note 12. Income Taxes, page 64

3.
Please tell us what consideration you gave to disclosing the components of income (loss) before income tax expense (benefit) as either domestic or foreign. We refer you to Rule 4-08(h)(1) of Regulation S-X.

Company's Response:
The Company determined such disclosure was not necessary because the component of total income (loss) before income tax expense (benefit) that was foreign was deemed not material to our consolidated financial statements. The foreign component as a percent of total income (loss) before income tax expense (benefit) for fiscal 2012, 2011, and 2010 was 0.9%, 2.9%, and 7.0%, respectively. We considered the guidance in Rule 4-08(h)(1) of Regulation S-X when making this determination. In future Form 10-K filings, we will disclose such amount, should it exceed five percent of the total income (loss) before income tax expense (benefit).
Note 16. Related Party Transactions, page 69

4.	We note your disclosure regarding the construction and development costs of

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
March 29, 2013
CERN Page 5

the new office complex. Please clarify your accounting policies for the costs that you will incur and the incentives that you will receive under this arrangement and the authoritative accounting literature you have relied on in making these determinations. As part of your response, please clarify how you have accounted for the land contributed to the company from the Unified Government and the amounts received from the Kansas Department of Commerce under the IMPACT Award. Please also tell us how you considered any contingent repayments you may be required to make under these awards. Lastly, please tell us what consideration you gave to disclosing these policies.
Company's Response:
Construction and development costs of our new office complex will be accounted for in accordance with FASB ASC Topic 360, Property, Plant, and Equipment. Property and equipment are recorded at cost, and depreciated using the straight-line method over the assets' respective useful lives.
Incentives that we expect to receive or have received include cash grants, tax exemptions, tax credits, and the land upon which the office complex is being constructed.
In determining the accounting treatment for the cash grants, we deemed the following guidance to be relevant, by analogy to our fact pattern: FASB ASC Topic 840-20 (lease incentive accounting); FASB Topic 970-470 (tax increment financing accounting); and IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance. This literature contemplates two possible accounting approaches upon the receipt of funds: 1) capital reduction or 2) deferred income/obligation. We expect to generate an amount of tax withholdings sufficient to exceed the Gross Funded Amount. We will have to repay the difference if a shortfall exists. Therefore, we believe our fact pattern is more consistent with the deferred income/obligation approach. Accordingly, the receipt of IMPACT Award funds in the future will be recorded as deferred income. This liability will be reduced as we satisfy the various conditions in the Workforce Services Training Agreement. Over time, this liability will accrete (time-value-of-money), offset by reductions based on the state tax withholdings generated by our associates. The net of this activity will be recognized as a reduction to operating expense as it occurs over a period not to exceed ten years. Should certain events trigger repayments by OnGoal LLC and reduce our potential obligation, such amounts will be recognized in earnings as they occur. Please note that we have yet to draw funds under the IMPACT Award. As such, we did not deem disclosure of the related accounting policy to be necessary in our Form 10-K for the fiscal year ended December 29, 2012. We expect to disclose the accounting treatment for this item in the period the funds are drawn.
The tax incentives are available through the tax code of the State of Kansas. Sales tax exemptions are not expected to be repaid and will be recorded as a reduction to the cost

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
March 29, 2013
CERN Page 6

of the related assets. Such exemptions are ultimately recognized in earnings through reduced depreciation expense (due to the reduction to the cost of the related assets). Income tax credits will be recognized as a component of the income tax provision as we are eligible to claim them. We believe this treatment to be consistent with the guidance in FASB ASC Topic 740.
The land upon which the office complex is being constructed was recorded at its appraised value, upon resolution of all such contingencies related to the land, in the second quarter of 2012. We believe the land transfer meets the definition of a non-monetary nonreciprocal transfer as described in FASB ASC Topic 845-10-05-5. It is our view that the 'credit-side' of recording the land falls within the provisions of FASB ASC Topic 450, and is viewed as a gain contingency. Such contingency was resolved in the second quarter of 2012 when the recapture rights of the Unified Government were terminated and therefore we recorded this event as a reduction to operating expense. We did not disclose the amount or the related accounting policy in our Form 10-K for the fiscal year ended December 29, 2012, as we deemed the fair value of the land ($4.0 million) not to be material to our consolidated financial statements.
Please note that capitalized terms in this response are defined in Note 16 of our Form 10-K, for the fiscal year ended December 29, 2012.

* * * * * * * *
The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,

/s/ Marc G. Naughton Marc G. Naughton, Executive Vice President and Chief Financial Officer